Exhibit 99.1

Borr Drilling - Second and Final Settlement of US Offering of Common Shares

Hamilton, Bermuda, August 26, 2022: Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announced today the second and final settlement of its previously announced US public offering of 69,444,444 US common shares of the Company, at a price per share of $3.60 per common share and an additional 6,918,627 common shares for which the underwriters have exercised their option to purchase at the public offering price of $3.60 per share, minus underwriting discounts. The total gross proceeds of the offering, including the option shares, is $275 million.

The total number of shares issued in the offering was 76,363,071, divided in 41,666,667 common shares which settled on August 16, 2022, and 34,696,404 shares (including the additional common shares issued pursuant to the underwriters’ option) which settled on August 26, 2022.

No securities in the offering were offered or will be listed on Oslo Stock Exchange.

DNB Markets, Clarksons Securities, Pareto Securities, ABG Sundal Collier ASA, Arctic Securities AS, Fearnley Securities and SpareBank 1 Markets are the book-running managers for the offering. Cleaves Securities AS is a co-manager for the offering.

Following the settlement of this offering, the Company’s issued share capital increased to $22,926,359.80, divided into 229,263,598 shares, each with a nominal value of $0.10 per share.

The offering referred to herein was made pursuant to an effective automatic shelf registration statement, previously filed by the Company with the Securities and Exchange Commission (“SEC”) on July 26, 2022. The offering of the common shares was made only by means of a prospectus and a related prospectus supplement. A final prospectus supplement relating to the offering was filed with the SEC on August 11, 2022. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the final prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting DNB Markets, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at: compliance.marketsinc@dnb.no

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange on August 30, 2017 and on the New York Stock Exchange on July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit the Company’s website at: www.borrdrilling.com

August 26, 2022

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +44 1224 289208